press release



<u>Sierra Health Services, Inc.</u>®
2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

<u>FOR IMMEDIATE RELEASE</u>

CONTACTS: Peter O'Neill   Paul Palmer
VP, Public & Investor Relations   SVP, Chief Financial Officer
(702) 242-7156   (702) 242-7112

SIERRA REPORTS YEAR-END, FOURTH QUARTER 2003 RESULTS
<u>Annual Revenues Up 16%; Income from Continuing Operations Up 94%</u>

Las Vegas, January 28, 2004 – Sierra Health Services, Inc. (NYSE:SIE) reported today that income from continuing operations for the quarter ended December 31, 2003 was $24.0 million, or $0.80 per diluted share, compared to income from continuing operations of $12.2 million, or $0.39 per diluted share for the quarter ended December 31, 2002, an increase of 96.3%. For discontinued operations, net losses were $19.2 million for the quarter, compared to net losses of $7.7 million for the same period in 2002. Net income for the quarter was $4.8 million, or $0.16 per diluted share, compared to $4.5 million, or $0.14 per diluted share for the same period in 2002.

Income from continuing operations for the year ended December 31, 2003 was $82.1 million, or $2.70 per diluted share, compared to $42.3 million, or $1.36 per diluted share for the year ended December 31, 2002, an increase of 94.1%. For discontinued operations, net losses were $19.8 million for the year, compared to net losses of $5.9 million for 2002. Net income for the year was $62.3 million, or $2.05 per diluted share, compared to $36.4 million, or $1.17 per diluted share for the year 2002.

Revenues from continuing operations for the quarter were $373.4 million, an increase of 14.2% over the $326.9 million for the same period in 2002. Annual revenues from continuing operations were $1.5 billion for 2003, compared to $1.3 billion for 2002, an increase of 16.2%.

In March 2003, Sierra completed an offering of $115 million aggregate principal amount of its 2¼% senior convertible debentures, due 2023. Under the terms of the conversion rights, debenture holders have the right to convert their debentures during the following fiscal quarter, if the sale price of Sierra's common stock equals or exceeds $21.95 for at least twenty days in a period of thirty consecutive trading days ending on the last trading day of the preceding fiscal quarter. On December 17, the company announced that under these terms, debenture holders could exercise the right to convert their debentures during the first quarter of 2004.

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On a proforma basis, assuming dilution from the convertible debentures had taken place in 2003, Sierra's income from continuing operations would have been $0.68 per diluted share for the fourth quarter and $2.28 per diluted share for the year ended December 31, 2003. For the year 2004, assuming the dilution has taken affect, the company now believes it will earn between $2.65 and $2.75 per share.

In the fourth quarter, Sierra purchased 1.8 million shares of its common stock in the open market for $46.7 million. During the year 2003, the company purchased 5.3 million shares of its common stock for $99.4 million, at an average price of $18.63 per share. For the year 2004, the company has negotiated a new bank amendment allowing further stock purchases of up to $60 million.

Cash flow from continuing operations was $84.8 million for the fourth quarter of 2003 and $152.9 million for the year ended December 31, 2003. This compares to $44.2 million for the fourth quarter of 2002 and $136.6 million for the year ended December 31, 2002. Total external debt from continuing operations was $116.8 million at December 31, 2003, compared to $60.9 million at December 31, 2002. At year-end 2003, no amounts were drawn on the company's line of credit. For continuing operations, Sierra's total external debt to capital ratio now stands at 44%, compared to 28% at the end of 2002.

In the fourth quarter, Sierra's medical care ratio improved 440 basis points to 74.8% from 79.2% for the same period in 2002. The medical care ratio for the year 2003 improved 390 basis points to 76.3% from 80.2% in 2002. In the fourth quarter, as a percentage of total revenue, general and administrative expenses from continuing operations improved 90 basis points to 9.5% from 10.4% in the same period in 2002. General and administrative expenses for the year 2003 improved 130 basis points to 9.2% from 10.5% in 2002.

"In 2003, we saw exceptional performance from our core operations," said Anthony M. Marlon, M.D., chairman, president and chief executive officer of Sierra. "This performance has allowed us to grow membership, revenues and income, and generate strong cash flow. Additionally, with the exception of the company's debentures, we have virtually no external debt. I am very comfortable with our projections for 2004 and remain confident in the company's ability to return significant value to its shareholders."

Medical premium revenues for 2003 were $962.2 million, an increase of 12.2% from the $857.7 million in 2002. For 2003, same-store commercial membership grew 8.1%. Medicare membership grew 7.1%. Over 96% of the company's Medicare members are enrolled in the Social HMO program, which provides higher federal reimbursement. In 2003 this program was not subject to risk modifiers.

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Military contract revenues for 2003 were $465.3 million, an increase of 24.6% from the $373.6 million reported in 2002. This increase is due primarily to change orders and expanded beneficiary eligibility as a result of the mobilization of reservists within Region 1. Sierra Military Health Services'(SMHS) accounts receivable balance at December 31, 2003 was $47.4 million, compared to $47.1 million at December 31, 2002. In September 2003, the company filed a protest of the loss of its bid for the TRICARE Next Generation (T-NEX) contract for the North Region. In December, the protest was denied by the Comptroller General of the United States General Accounting Office. Sierra is continuing to evaluate its options relative to the T-Nex contract. Should the company decide not to pursue further legal remedies, it is expected that SMHS will continue full operations through August 2004, followed by a phase out of activities for a period of six months thereafter.

In November 2003, Sierra announced it had reached a definitive agreement to sell its workers' compensation subsidiary, California Indemnity Insurance Company, Inc. (CIIC), to Folksamerica Holdings Company, Inc. for $79.5 million, subject to certain adjustments. In the fourth quarter, Sierra recorded a charge of $15.6 million to reflect the reduction in the value of this business to its estimated net sales value. Additionally, the company incurred $3.4 million in other losses, primarily for reserve strengthening related to adverse claims development for prior accident years.

Sierra Health Services, Inc., based in Las Vegas, is a diversified health care services company that operates health maintenance organizations, indemnity and workers' compensation insurers, military health programs, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve over 1.2 million people through health benefit plans for employers, government programs and individuals. For more information, visit the company's website at www.sierrahealth.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including TRICARE, Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare and workers' compensation reserves; 6) our failure to prevail on our protest of the TRICARE Next Generation contract; 7) our failure to obtain an extension of the Medicare Social HMO contract; and 8) the amount of actual proceeds realized upon the final disposition of the workers' compensation insurance operation or the inability to dispose of such business. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

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SIERRA HEALTH SERVICES, INC., AND SUBSIDIARIES EARNINGS REPORT (Unaudited)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2003	2002	2003	2002
	(In thousands, except per share data)			
Medical Premiums	$ 245,079	$ 221,694	$ 962,176	$ 857,741
Military Contract Revenues	112,681	94,029	465,313	373,589
Professional Fees	9,964	7,878	37,367	30,923
Investment and Other Revenues	5,643	3,301	20,223	16,382
Total Revenues	373,367	326,902	1,485,079	1,278,635
Medical Expenses	190,856	181,888	762,865	712,290
Medical Care Ratio	74.8%	79.2%	76.3%	80.2%
(Medical Expenses/Premiums and Professional Fees)				
Military Contract Expenses	108,445	91,530	452,554	360,375
General and Administrative Expenses	35,418	33,839	137,263	133,979
Operating Income from Continuing Operations	38,648	19,645	132,397	71,991
Interest Expense	(1,046)	(1,182)	(5,491)	(7,650)
Other Income (Expense), Net	20	(82)	(223)	55
Income from Continuing Operations Before Income Taxes	37,622	18,381	126,683	64,396
Provision for Income Taxes	(13,619)	(6,152)	(44,565)	(22,088)
Income from Continuing Operations	24,003	12,229	82,118	42,308
Loss from Discontinued Operations	(19,171)	(7,748)	(19,792)	(5,860)
Net Income	$ 4,832	$ 4,481	$ 62,326	$ 36,448
Earnings per Common Share:				
Income from Continuing Operations	$ .88	$ .41	$2.93	$1.47
Loss from Discontinued Operations	(.70)	(.26)	(.71)	(.20)
Net Income	$ .18	$ .15	$2.22	$1.27
Earnings per Common Share Assuming Dilution:				
Income from Continuing Operations	$ .80	$ .39	$2.70	$1.36
Loss from Discontinued Operations	(.64)	(.25)	(.65)	(.19)
Net Income	$ .16	$ .14	$2.05	$1.17
Weighted Average Common Shares Outstanding	27,424	29,545	28,053	28,756
Weighted Average Common Shares Outstanding Assuming Dilution	29,861	31,520	30,421	31,141

PERIOD END MEMBERSHIP

	At December 31,	
	2003	2002
HMO		
Commercial	202,400	187,300
Medicare	51,200	47,800
Medicaid	39,000	36,400
Managed Indemnity	24,500	26,400
Medicare Supplement	17,500	19,300
Administrative Services	193,100	221,400
TRICARE Eligibles	707,000	678,200
Total Members	1,234,700	1,216,800

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SIERRA HEALTH SERVICES, INC., AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31, 2003	December 31, 2002
CURRENT ASSETS:		
Cash and Investments..	$ 316,046	$ 228,230
Other Current Assets..	130,655	127,140
Assets of Discontinued Operations...	533,756	565,058
Total Current Assets...	980,457	920,428
PROPERTY AND EQUIPMENT, NET..	63,109	64,868
OTHER ASSETS..	90,555	80,670
TOTAL ASSETS..	$1,134,121	$1,065,966
CURRENT LIABILITIES:		
Medical Claims Payable	$ 103,749	$ 98,031
Military Health Care Payable	76,605	65,223
Current Portion of Long-Term Debt	163	186
Other Current Liabilities..	155,881	134,016
Liabilities of Discontinued Operations.......................................	472,407	500,720
Total Current Liabilities...	808,805	798,176
LONG-TERM DEBT (Less Current Portion)	116,645	60,710
OTHER LIABILITIES	57,907	50,515
TOTAL LIABILITIES	983,357	909,401
STOCKHOLDERS' EQUITY:		
Common Stock..	166	155
Treasury Stock	(112,737)	(17,148)
Additional Paid-in Capital	227,395	196,238
Accumulated Other Comprehensive (Loss) Gain	(479)	381
Retained Earnings (Accumulated Deficit)..................................	36,419	(23,061)
TOTAL STOCKHOLDERS' EQUITY	150,764	156,565
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,134,121	$1,065,966

SIERRA HEALTH SERVICES, INC., AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	For the Years Ended December 31,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 62,326	$ 36,448
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Loss from Discontinued Operations	19,792	5,860
Depreciation and Amortization	15,929	18,245
Other Adjustments	4,347	3,437
Deferred Income Tax Assets	33,689	37,931
Changes in Assets and Liabilities	16,780	34,716
Net Cash Provided by Operating Activities		
of Continuing Operations	152,863	136,637
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital Expenditures, Net of Dispositions	(18,518)	(11,712)
Change in Investments	(12,510)	(134,954)
Net Cash Used for Investing Activities		
of Continuing Operations	(31,028)	(146,666)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on Debt and Capital Leases	(59,241)	(30,399)
Proceeds from Senior Convertible Debentures	115,000	
Proceeds from Sale-Leaseback		16,862
Debt Issue Costs	(5,834)	
Purchase of Treasury Stock	(99,435)	
Issuance of Stock in Connection with Stock Plans	18,121	10,159
Net Cash Used for Financing Activities		
of Continuing Operations	(31,389)	(3,378)
CASH USED FOR DISCONTINUED OPERATIONS	(17,751)	(47,929)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	72,695	(61,336)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	45,778	107,114
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$118,473	$ 45,778